Exhibit 21.1
List of Subsidiaries of Orion180 Insurance Group Inc.

Name of Subsidiary*	Jurisdiction of Incorporation or Organization
Orion180 Insurance Company	Indiana
Orion180 Insurance Services LLC	Florida
Orion180 Select Insurance Company	Indiana
* This list omits subsidiaries that would not constitute a “significant subsidiary” pursuant to Rule 102(w) of Regulation S-X.